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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70410

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Grafine Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

654 Madison Avenue, Suite 1201
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

180 PARK AVE, STE 200	FLORHAM PARK	NJ	07932
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Weymouth _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Grafine Capital Partners LLC_____, as of 12/31 _____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Elizabeth K. Weymouth_

Title: CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GRAFINE CAPITAL PARTNERS LLC

Financial Statement

Year ended December 31, 2025

(With Reports of Independent Registered Public Accounting Firm)

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GRAFINE CAPITAL PARTNERS LLC

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Management
Grafine Capital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Grafine Capital Partners LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Grafine Capital Partners LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Grafine Capital Partners LLC's management. Our responsibility is to express an opinion on Grafine Capital Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grafine Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Grafine Capital Partners LLC's auditor since 2020.
Florham Park, New Jersey
March 2, 2026

GRAFINE CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS:		
Cash and cash equivalents	$	963,989
Investments, at fair value (cost basis $1,960,000)		8,540,000
Accounts receivable		1,865,443
Fixed assets, net		84,003
Prepaid expenses		23,414
TOTAL ASSETS	$	11,476,849

LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES:		
Due to related party	$	479,691
Accrued compensation		410,751
Accounts payable and accrued expenses		193,357
TOTAL LIABILITIES		1,083,799
MEMBER'S CAPITAL		10,393,050
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	11,476,849

See accompanying notes to Financial Statement

1. Summary of Significant Accounting Policies:

Nature of Business:
Grafine Capital Partners LLC (the "Company") is a Delaware limited liability company formed on January 31, 2019. The Company is registered as a broker with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its customers are located primarily throughout the United States.

Grafine Advisors LLC (the "Member") shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company and has the authority to bind the Company.

The Company conducts business as a Capital Acquisition Broker ("CAB") under the FINRA CAB Rules 016(c)(1) and is approved to engage in private placements of securities.

Basis of Presentation:
The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America U.S. GAAP and general practices in the broker-dealer industry.

Use of Estimates:
The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Financial Statement, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Concentration of Credit Risk and Cash Equivalents:
Cash and cash equivalents consists of deposit accounts at two banks. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. At December 31, 2025 the amount in excess of the insured limits was $698,059. The net capital requirements are not impacted by amounts over the FDIC insurance limit.

Financial Instruments Credit Losses:
The allowance for credit losses under Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses ("ASC 326") is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing an impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Accounts receivable as of December 31, 2024 totaled $1,328,954, of which $709,694 was received during 2025. The Company's expectation is that the credit risk associated with cash, fees and other receivables is not significant and, accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

Property and Equipment:
Property and equipment are recorded at cost minus accumulated depreciation. Major repairs and upgrades are capitalized, while routine repairs and maintenance are expensed as incurred. When property and equipment are sold or disposed of, their cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the current year's operations. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 5 years. See Note 3.

1. Summary of Significant Accounting Policies, Continued:

Fair Value Measurements:
The Company follows the guidance in FASB Account Standards Codification ("ASC") 820, "Fair Value Measurement". Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occur in the principal market for the asset or liability, in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities based on the order of liquidity of the inputs used to value the investments into a three-level fair value hierarchy.

The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [level 1] and the lowest order of liquidity to unobservable inputs [level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would use in pricing the investments. See Note 2.

Limited Liability:
Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

Income Taxes:
The Company is organized as a limited liability company and is treated as a partnership for federal and applicable state income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level. In accordance with ASC 740, Income Taxes, no provision for income taxes has been recorded in the accompanying Financial Statement. Taxable income or loss is allocated to the members in accordance with the Company's operating agreement, and the members are responsible for any income taxes related to such allocations.

4

1. Summary of Significant Accounting Policies, Continued:

Revenue from Contracts with Customers:
Revenue from contracts with customers is recognized when, or as, the Company believes it has satisfied its performance obligations by transferring the promised services to its customers in an amount to which it expects to receive in exchange. A distinct good or service, referred to as a performance obligation, is transferred to a customer when the customer obtains control of, or derives benefit from, that service. Revenue from a performance obligation satisfied over time is recognized by measuring progress towards satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the services provided (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty with respect to such amount is resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experience, the time period over which uncertainties are expected to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Revenue from engagements consists solely of fees generated in connection with private placements. Contracts generally contain a variety of promised services that may be capable of being distinct but that are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction.

Placement fees are recognized at a point in time when the related transaction is completed.

Fees received prior to the completion of the transaction including retainer fees and advisory fees, if any, are deferred within advance billings on the statement of financial condition and are not recognized as revenue until the performance obligation is satisfied or until the transaction is considered terminated.

Reimbursable expenses, including those related to travel, other out-of-pocket expenses, and any third-party costs, are included as a component of revenues. Expense reimbursements that are billable to clients are included in total revenues, and typically an equivalent amount of reimbursable expenses is included in total direct client service costs.

Interest Received as Merchant Banking Revenues:
The Company may receive interests in the form of equity ownership for various operational, structuring, strategic and fundraising services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each agreement, typically when assets under management have reached an agreed upon amount.

The securities received and related revenue are initially recorded at their estimated fair value at the time of transfer. The Company values such securities annually at the date of the statement of financial condition and recognizes the difference as an unrealized gain or loss until disposition.

Revenue Concentration:
As of December 31, 2025, all placement fees were earned from two customers, while five customers accounted for the entire accounts receivable.

2. Fair Value Measurement:

Financial assets carried at fair value measured on a recurring basis at December 31, 2025, are classified in the table below in one of the three categories described in Note 1:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Investments	$ -	$ -	$ 8,540,000	$ 8,540,000
Total	$ -	$ -	$ 8,540,000	$ 8,540,000

For the year ended December 31, 2025, there were no transfers in or out of Level 3 investments. During the year, there were no purchases of level 3 investments.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments that are categorized in Level 3 of the fair value hierarchy as of December 31, 2025:

Assets	Fair Value	Valuation Technique	Inputs
Investments	$ 8,540,000	DCF Analysis	Discount Rate 15-30%
	$ 8,540,000		

Valuation Techniques
These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would use in pricing the investments.

3. Fixed Assets:

Details of property and equipment at December 31, 2025, are as follows:

Fixed assets, beginning	$ 250,487
Purchases	-
Fixed assets, ending	250,487
Less: accumulated depreciation	(166,484)
Fixed assets, net	$ 84,003

Depreciation expense was $51,341 for the year ended December 31, 2025.

4. Net Capital Requirements:

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (8-to-1 in the first twelve months of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $194,063 as of December 31, 2025, $121,811 above its net capital requirement of $72,253. The ratio of aggregate indebtedness to net capital was 5.58 at December 31, 2025.

The Company's business activities are limited to those of a CAB, and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

5. Contingencies:

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

6. Related Parties:

The Company entered into a management and expense sharing agreement with Grafine Partners, LP, its parent company (the "Parent"). As of December 31, 2025, expenses related to that agreement amounted to $2,646,444.

As of December 31, 2025, the Company had an outstanding balance of $479,691 which is shown as due to related party in the accompanying statement of financial condition and net of $1,687,743 forgiven by the Parent in 2025 as, a non-cash contribution. The Company also received cash of $572,000 in the form of capital contributions from its Parent in 2025.

Grafine Capital I LP and Grafine Capital II LP (the "Funds") are related private investment funds managed by Grafine Holdings GP LLC and Grafine Capital Holdings LLC, which are under common ownership with the Company. The Funds deploy capital, directly or indirectly, into various investment opportunities through separate industry investment teams ("Verticals"). The Verticals will be represented in each case by a commitment to an underlying portfolio entity. The Company has entered into agreements with the Verticals to provide operational, structuring, strategic and fundraising services.

At December 31, 2025, the Company had an outstanding balance due from the Verticals totaling $1,865,443, which is included in accounts receivable in the accompanying statement of financial condition.

In October 2020, pursuant to its engagement with a real estate-focused Vertical ("Real Estate GP"), in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by the Real Estate GP. As a result of the discounted cash flow analysis, the Company determined the fair value of the carried interest at the time of grant to be $1,731,333.

The Company valued the carried interest at approximately $3,790,000 as of December 31, 2025, which was derived from a discounted cash flow analysis resulting in the change in unrealized gain of $400,000 for the year ended December 31, 2025.

7. Compensation:

For the year ended December 31, 2025, the Company incurred several payroll expenses, including base salary and bonuses. As of December 31, 2025, $410,751 in employee bonuses, of which $313,875 was discretionary, is reported as accrued compensation on the statement of financial condition.

The Member made a capital contribution of $500,000 on February 10, 2026, the same day the management approved the bonuses, which meant they were no longer discretionary. All bonuses accrued up to December 31, 2025, had been paid by the date of the audit opinion.

8. Segment Reporting:

The Company follows ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer comprising several classes of services, including placement fees and interest received as merchant banking revenues. The Company has identified its Chief Executive Officer ("CEO") as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits or paying distributions and call capital. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole.

The accounting policies used to measure the profit and loss of the segment are the same as those described in this note. The measure of segment assets is reported on the statement of financial condition as total assets.

9. Indemnifications:

In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. As of December 31, 2025, there were no such matters brought by or against the Company. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

10. Subsequent Events:

The Company has evaluated events after the statement of financial condition date for items requiring recording or disclosure in the Financial Statement. The evaluation was performed through the date the Financial Statement were issued. Based upon this review, the Company has determined that there were no events that took place that would have a material impact on its Financial Statement.